SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                              ----------------
                                SCHEDULE 13D
                               (Rule 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                               RULE 13d-2(a)

                             (Amendment No. 9)

                              EEX Corporation
 -----------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
 -----------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 26842V207
 -----------------------------------------------------------------------------
                               (CUSIP Number)

     Kathryn H. Smith, 114 John St. Greenwich, Ct 06831 (203) 861-7525
 -----------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 17, 2002
 -----------------------------------------------------------------------------
          (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 2 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.26842V207                      13D                   Page 2 of 2 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ ]
       (b)  [ ]
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     SOURCE   OF FUNDS*
      PF
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-------------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES                  7,476,400
                ---------------------------------------------------------------
BENEFICIALLY       8    SHARED VOTING POWER
OWNED BY                129,300
                ---------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               7,476,400
                ---------------------------------------------------------------
PERSON  WITH      10   SHARED DISPOSITIVE POWER
WITH                   129,300
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,605,700
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.9%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
-------------------------------------------------------------------------------




         This Amendment No. 9 amends and restates in its entirety the
Schedule 13D, dated as of October 10, 2001, as amended, filed by Richard C. McKenzie, Jr. ("Mr. McKenzie") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of EEX Corporation, a Texas corporation (the "Company").

Item 1.  Security and Issuer.

         The equity security to which this statement relates is the Common Stock. The Company's principal executive offices are located at 2500 City West Blvd., Houston, Texas 77042.

Item 2.  Identity and Background

         This statement is filed by Richard C. McKenzie, Jr.. Mr. McKenzie is a professional investor. His address is 118 John Street, Greenwich, Connecticut 06831. Mr. McKenzie is a United States citizen.

         During the past five years, Mr. McKenzie has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock set forth in this Schedule 13D were purchased for an aggregate price of $14,993,140. Mr. McKenzie's personal funds were used to purchase the shares held in his individual retirement accounts (as described in Item 5). With respect to the shares held in trust (as described in Item 5), the working capial of the trusts used for such purchase was provided by Mr. McKenzie.

Item 4.  Purpose of the Transaction.

         All of the securities enumerated in Item 5 (the "Securities") were acquired for investment purposes. Mr. McKenzie intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. McKenzie may consider from time to time various alternative courses of action. Such actions may include, subject to the Agreement referred to in Item 6 (so long as it is applicable), the acquisition of additional shares of Common Stock through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Alternatively, depending on Mr. McKenzie's evaluation and review of the Company, as well as general economic and industry conditions existing at the time, Mr. McKenzie may elect to sell all or a portion of the Securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         In the past, Mr. McKenzie has had discussions with the Company regarding the possibility of lending money to the Company or purchasing preferred stock. Those discussions have terminated.

         Except as set forth above, Mr. McKenzie does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of May 22, 2002, Mr. McKenzie beneficially owned 7,605,700 shares of Common Stock. These shares are comprised of (i) 4,558,100 shares held in Mr. McKenzie's retirement accounts, through two custodians, (ii) 2,918,300 shares held by Mr. McKenzie as trustee for the Richard C. McKenzie, Jr. 1997 Trust (the "1997 Trust"), of which Mr. McKenzie is also a beneficiary, (iii) 50,000 shares held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the Charitable Lead Annuity Trust 2000 (the "2000 Trust") and (iv) 79,300 shares directly held by Mr. McKenzie and his wife, Margaret Byrne McKenzie, as co-trustees of the Charitable Lead Annuity Trust 2001 (the "2001 Trust").

         (b) Mr. McKenzie has the sole power to vote and dispose of 7,476,400 shares of Common Stock, comprised of the shares held in his individual retirement accounts and the shares held as trustee for the 1997 Trust. Mr. McKenzie and his wife, Margaret Byrne McKenzie, are co-trustees of the 2000 Trust and 2001 Trust, and they share power to vote and dispose of the 129,300 shares of Common Stock held in the aggregate by such trusts.

         (c) Attached hereto as Exhibit 1 is a schedule of purchases and sales of Common Stock by Mr. McKenzie from and after July 1, 2001, which is incorporated herein by reference.

         (d) - (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In connection with the discussions between Mr. McKenzie and the Company regarding a potential investment in the Company, Mr. McKenzie and the Company entered into a letter agreement, dated March 11, 2002 (the "Agreement"). The Agreement provides that Mr. McKenzie shall keep confidential information regarding the Company provided to him in connection with the discussions, and shall return all such information upon request. During the term of the Agreement, Mr. McKenzie may not, without invitation by the Company's Board of Directors, purchase any securities of the Company or take certain other actions with respect to the Company.

         The Agreement will terminate no later than October 11, 2002.

         A copy of the Agreement and the amendment thereto are filed herewith as Exhibits 2 and 3, respectively. This summary description of the Agreement, as amended, does not purport to be complete and is qualified in its entirety by reference to the Agreement and the amendment thereto, which are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         The following documents are each incorporated by reference herein:

         1. Schedule of Purchases and Sales of Common Stock.

         2. Letter Agreement between Richard C. McKenzie, Jr. and EEX Corporation, dated March 11, 2002.

         3. Amendment to Letter Agreement between Richard C. McKenzie, Jr. and EEX Corporation, dated April 17, 2002.


                                 SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2002


Richard C. McKenzie, Jr.


/s/ Richard C. McKenzie, Jr.
-----------------------------





Exhibit 1.


-------------------------------- ------------ ------------ ----------- ------------------
                                               Number of   Number of
                                                shares       Shares        Price of
             Name                   Date       Acquired       Sold     Acquisition/Sale
-------------------------------- ------------ ------------ ----------- ------------------
 Richard C. McKenzie, Jr. (IRA       7/26/01      100,000                     238,000.00
           Accounts)

                                     7/28/01      100,000                     238,000.00
                                     7/31/01                    7,900          24,153.43
                                      8/1/01                   25,000          75,747.45
                                      9/7/01      171,000                     413,717.40
                                     9/10/01       50,000                     115,995.00
                                     9/19/01      100,000                     183,500.00
                                     9/20/01       50,000                      95,200.00
                                     9/20/01       50,000                      92,500.00
                                     9/21/01       50,000                      89,350.00
                                     9/21/01       50,000                      83,250.00
                                     9/26/01       26,900                      35,389.64
                                     10/2/01      150,000                     183,000.00
                                     10/3/01      100,000                     125,500.00
                                     10/4/01       50,000                      61,000.00
                                    10/18/01       29,600                      46,516.40
                                    10/19/01      143,200                     243,640.48
                                    10/23/01       13,200                      19,532.04
                                    10/24/01       50,700                      75,603.84
                                    10/25/01       17,700                      27,877.50
                                    10/26/01       97,500                     164,531.25
                                    10/29/01       40,000                      71,400.00
                                    10/31/01       25,000                      42,450.00
                                     11/5/01      450,000                     729,000.00
                                    11/13/01        1,000                       1,650.00
                                    11/15/01       62,100                      93,025.80
                                    11/16/01       99,200                     155,644.80
                                    11/20/01       33,500                      56,996.90
                                    11/21/01       14,500                      24,940.00
                                     12/3/01      100,800                     173,154.24
                                     12/4/01       13,900                      23,917.73
                                     12/5/01      150,000                     280,515.00
                                    12/11/01       35,000                      57,400.00
                                    12/12/01       85,000                     137,904.00
                                    12/17/01       16,000                      27,200.00
                                    12/18/01      113,400                     195,399.54
                                    12/19/01       39,800                      68,105.76
                                    12/20/01      160,000                     274,992.00
                                    12/21/01      128,200                     225,849.94
                                    12/26/01       14,300                      27,456.00
                                    12/28/01       65,000                     124,800.00
                                    12/31/01       55,900                     102,626.81
                                      1/2/02        2,000                       3,600.00
                                     1/10/02      100,000                     222,000.00
                                     1/23/02       16,600                      35,852.68
                                     1/24/02       63,400                     140,158.38
                                     1/25/02       20,000                      45,740.00
                                     1/28/02       83,500                     181,211.70
                                      2/4/02        5,600                      11,872.00
                                      2/5/02      125,000                     273,550.00
                                      2/6/02       29,000                      64,139.30
                                     2/14/02      130,000                     291,005.00
                                     2/15/02       14,000                      31,080.00
                                     2/19/02       45,000                     102,069.00
                                     2/22/02      100,000                     177,000.00
                                      3/4/02       25,000                      54,250.00
                                      3/5/02       30,000                      65,016.00
                                      3/6/02       36,500                      76,715.70
                                      3/7/02       15,000                      33,300.00
                                      3/8/02       14,000                      29,680.00
Richard C. McKenzie, Jr. as
trustee of the Richard C.
McKenzie, Jr. 1997 Revocable
Trust                                7/31/01                    72,000        216,936.00
                                      8/1/01                    35,000        105,000.00

                                      8/2/01                     5,100         15,555.00
                                     8/14/01      100,000                     277,000.00
                                     8/15/01       21,000                      63,239.40
                                      9/7/01      100,000                     239,500.00
                                     9/19/01      100,000                     194,000.00
                                     9/25/01      100,000                     147,000.00
                                     9/27/01    1,000,000                   1,211,500.00
                                     9/28/01      216,200                     278,573.70
                                    11/19/01       90,500                     146,546.65
                                    11/27/01       35,000                      62,440.00
                                     12/6/01       25,000                      45,500.00
                                     12/7/01       77,000                     136,290.00
                                    12/10/01       65,600                     113,081.28
                                    12/13/01       41,500                      67,155.30
                                    12/14/01        4,300                       6,966.00
                                      2/7/02      100,000                     211,000.00
                                      2/8/02      275,000                     588,197.50
                                     2/12/02       11,500                      25,366.70
                                     2/13/02        9,800                      21,623.70
                                     2/25/02      111,000                     190,231.80
                                     2/26/02       24,200                      44,044.00
                                     2/27/02       33,500                      66,571.20
Richard C. McKenzie, Jr, as
trustee of the 2000
Charitable Lead Trust                2/01/02        50,000                    108,400.00

Richard C. McKenzie, Jr, as
trustee of the 2001 Charitable
Lead Trust                           2/05/02        79,300                    170,495.00






Exhibit 2.

                           [EEX Corporation Logo]

   EEX Corporation-2500 CityWest Blvd., Suite 1400-Houston, Texas 77042-
                            Phone 713-243-3106

                               March 11, 2002


Richard C. McKenzie, Jr.
118 John Street
Greenwich, CT  06831



Gentlemen:

         In connection with discussions regarding a potential investment (the "Transaction") by Richard C. McKenzie, Jr. ("McKenzie") in EEX Corporation ("EEX"), EEX is willing to disclose to McKenzie certain information with respect to EEX, including material nonpublic information, on the terms set forth herein. For purposes of this letter agreement, the term "Information" shall include all information about EEX and the Transaction furnished to McKenzie or any of his Representatives (as defined herein) by EEX or any of its officers, directors, employees, agents and affiliates, whether before or after the date hereof, and all reports, analyses, compilations, data, studies and other materials (in whatever form maintained, whether documentary, computer storage or otherwise) prepared by McKenzie or his representatives containing or based, in whole or in part, on any such information.

1. As a condition to the disclosure of Information by EEX, McKenzie agrees (i) to keep the Information confidential, (ii) to utilize the Information solely for the purpose of evaluating the Transaction, (iii) not to disclose any Information to any persons other than McKenzie's employees, agents, affiliates and advisors (collectively "Representatives") who are directly working on or who are consulted in connection with this matter, and (iv) not to disclose that he is in discussions with EEX or the nature of any discussions.

2. The Information will not be deemed to include information that (i) is already in the possession of McKenzie, other than in connection with this matter, (ii) is or becomes available in the public domain, other than as a result of an unauthorized disclosure by McKenzie, or (iii) is not acquired from EEX or any other person who is subject to a confidentiality agreement with EEX. McKenzie understands and agrees that the Information will identify certain offshore blocks as being acquired or to be acquired as a result of certain plays being pursued by EEX. Notwithstanding the first sentence of this Paragraph 2, McKenzie shall keep confidential the identity of these offshore blocks and their relationship to plays being pursued by EEX. Disclosure of Information by McKenzie will not be deemed to be a breach of this letter agreement if such disclosure is made with the consent of EEX or pursuant to a subpoena or order issued by a court of competent jurisdiction or by a judicial or administrative or legislative body or committee; provided that, upon receipt by McKenzie of any subpoena or order covering Information, McKenzie will promptly notify EEX of such subpoena or order. McKenzie shall be liable for breaches of this letter agreement by its Representatives.

3. McKenzie further agrees that he will, upon the request of EEX, promptly deliver to EEX all Information provided by EEX to McKenzie, including all copies, reproductions and extracts thereof in its possession or in the possession of any of its Representatives, and, upon the request of EEX, McKenzie and his Representatives will destroy all other documents or records prepared by McKenzie or its Representatives that are based on, derived from or otherwise reflect the Information.

4. In addition, McKenzie hereby acknowledges that securities of EEX are publicly traded and that it is a violation of federal and state securities laws to purchase or sell such securities if an entity or person possesses material nonpublic information. In consideration of EEX's providing McKenzie with Information, McKenzie hereby agrees that, during the term of this Agreement, he will not, and will cause his affiliates and associates (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and the officers and directors of any of the foregoing not to, singly or as party of a "partnership, limited partnership, syndicate or other group" (within the meaning of Section 13(d)(3) of the Exchange Act), directly or indirectly, through one or more Intermediaries or otherwise, except upon invitation of the Board of Directors of EEX, (i) purchase, acquire, or offer or agree to purchase, or acquire, any securities of EEX; (ii) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Exchange Act) with respect to EEX; (iii) seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the voting of any securities of EEX; (iv) initiate, propose or otherwise solicit partners or other security holders for the approval of one or more proposals with respect to EEX as described in Rule 14a-8 under the Exchange Act;
         (v) acquire or affect the control of EEX or directly or indirectly participate in or encourage the formation of any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) which owns or seeks to acquire beneficial ownership of securities of EEX or to affect control of EEX; (vi) otherwise act, directly or indirectly, alone or in concert with others, to seek to control or influence in any matter the management, policies or affairs of EEX, or propose or seek to effect any form of business combination transaction of or with respect to EEX or any restructuring, recapitalization or similar transactions thereof; or (vii) instigate or encourage any third party to do any of the foregoing. McKenzie hereby acknowledges and agrees that any violation by him at any time of the foregoing provisions of this paragraph shall conclusively be deemed to have been made via an improper use of the Information in violation of the provisions of this letter agreement. In addition, McKenzie acknowledges and agrees that he shall be responsible for any breach of the federal or state securities laws that results from his violation of the provisions of this paragraph.

5. Certain of the Information furnished to McKenzie is based upon data acquired through the use of certain scientific techniques associated with oil and gas exploration and production activities and, as such, should not be taken as a statement of fact. Oil and gas exploration and production activities inherently involve substantial risk and expense. McKenzie acknowledges that he is (i) able to bear the economic risk of any investment he might decide to make with respect to the Transaction, (ii) capable of evaluating the merits and risks of such an investment, and (iii) acting solely for his own account in evaluating a possible business arrangement with respect to the Transaction.

6. McKenzie and EEX agree that unless and until a definitive agreement between McKenzie and EEX with respect to the Transaction has been executed and delivered, neither McKenzie nor EEX will be under any legal obligation of any kind whatsoever with respect to the Transaction. McKenzie acknowledges that EEX does not make any representations or warranties (express or implied) as to the accuracy or completeness of the Information and that any specific representations or warranties which may be made in connection with the Transaction will only be those specific representations and warranties in a definitive agreement, when, as and if it is executed and subject to any limitations or restrictions as may be specified in such definitive agreement.

7. McKenzie acknowledges that EEX would suffer irreparable damage upon any breach of this letter agreement by McKenzie or any of its Representatives, and agrees that EEX shall be entitled to equitable relief, in addition to any other available remedies, in connection with any actual or threatened breach of this letter agreement by McKenzie or any of its Representatives, and that no showing of actual damage or posting of any bond or other security shall be required in connection therewith.

8. The interpretation and enforcement of this letter agreement shall be governed by the laws of the State of Texas, without reference to the conflict of law principles thereof.

9. This letter agreement shall be construed neutrally in accordance with its plain meaning, rather than in favor of or against one party or the other, inasmuch as both parties have been represented by (or have been given the opportunity to be represented by) independent counsel, each of whom has had a full opportunity to be heard.

10. In the event that any provision or portion of this letter agreement is determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this letter agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

11. Any assignment of this letter agreement by either party without the prior written consent of the other party shall be void. The prevailing party shall be entitled to recover reasonable attorney's fees and expenses incurred in connection with the enforcement of this letter agreement.

12. This letter agreement contains the entire agreement between McKenzie and EEX concerning the confidentiality of Information and the other matters addressed herein, and no modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon McKenzie or EEX, unless approved in writing by each of McKenzie and EEX. This letter agreement shall be binding upon and shall inure to the benefit of each party hereto.

13. This letter agreement and all obligations created hereunder shall expire upon the earlier to occur of (i) the closing of the Transactions contemplated by this agreement or (ii) two years from the date hereof.

         If you concur that this letter agreement accurately sets forth our binding agreement of confidentiality and the other matters addressed herein, please so indicate by signing on the space below.

Sincerely,

EEX CORPORATION


By:  /s/ Thomas M. Hamilton
     ------------------------------
Name:  Thomas M. Hamilton
Title: Chairman and President,
       Chief Executive Officer

Accepted and Agreed as of the date first

Written above:

Richard C. McKenzie, Jr.

/s/ Richard C. McKenzie, Jr.
----------------------------------

Exhibit 3.

                           [EEX Corporation Logo]

   EEX Corporation-2500 CityWest Blvd., Suite 1400-Houston, Texas 77042-
                            Phone 713-243-3106

                               April 17, 2002


Richard C. McKenzie, Jr.
118 John Street
Greenwich, CT  06831



Dear Mr. McKenzie:



         EEX Corporation ("EEX") and Richard C. McKenzie, Jr. ("McKenzie") wish to amend the Confidentiality Agreement dated March 11, 2002 ("the Agreement"). EEX and McKenzie agree that Paragraph 13 of the Agreement is deleted in its entirety and the following substituted therefore:

         13. This letter agreement and all obligations created hereunder shall expire upon the earlier to occur of (i) the closing of the Transaction contemplated by this agreement or (ii) six months from the date hereof.

         If you are in agreement with the above please sign in the space provided below and return one copy of this letter to the undersigned for our files.

Sincerely,


/s/  Richard S. Langdon
-----------------------------------
Richard S. Langdon
Executive Vice President &
Chief Financial Officer
AGREED AND ACCEPTED
this 17th day of April, 2002



/s/  Richard C. McKenzie
----------------------------------
RICHARD C. McKENZIE, JR.